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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                         NATIONAL EDUCATION CORPORATION
                           (Name of Subject Company)

                         NATIONAL EDUCATION CORPORATION
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                    63577110
                     (CUSIP Number of Class of Securities)

                            ------------------------

                            PHILIP C. MAYNARD, ESQ.
                         NATIONAL EDUCATION CORPORATION
                                2601 MAIN STREET
                            IRVINE, CALIFORNIA 92614
                                 (714) 474-9400
                (Name and address and telephone number of person
               authorized to receive notice and communications on
                   behalf of the person(s) filing statement)

                                with a copy to:

                              ALVIN G. SEGEL, ESQ.
                              IRELL & MANELLA LLP
                      1800 AVENUE OF THE STARS, SUITE 900
                       LOS ANGELES, CALIFORNIA 90067-4276
                                 (310) 277-1010

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

ITEM 1. SECURITY AND SUBJECT COMPANY.

     The name of the subject company is National Education Corporation, a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is 2601 Main Street, Irvine, California 92614. The title of the class of equity securities to which this statement relates is the common stock, par value $.01 per share, of the Company (the "Shares").

ITEM 2. TENDER OFFER OF THE PURCHASER.

     This statement relates to a tender offer by Harcourt General, Inc., a Delaware corporation ("Harcourt"), and Nick Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of Harcourt (the "Purchaser"), disclosed in a Tender Offer Statement on Schedule 14D-1, dated April 21, 1997 (the "Schedule 14D-1"), to purchase all outstanding Shares at $19.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 21, 1997 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer").

     Based on the information in the Schedule 14D-1, the principal executive offices of each of Harcourt and the Purchaser are located at 27 Boylston Street, Chestnut Hill, Massachusetts 02167.

ITEM 3. IDENTITY AND BACKGROUND.

     (a) The name and address of the Company, which is the person filing this statement, are set forth in Item 1 above.

     (b) Each material contract, agreement, arrangement and understanding between the Company or its affiliates and its executive officers, directors or affiliates is described in the attached Schedule I or set forth below. There are no material contracts, arrangements or understandings between the Company or its affiliates and Harcourt, its executive officers, directors or affiliates.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

     (a) RECOMMENDATION OF THE BOARD OF DIRECTORS. For the reasons discussed in
Item 4(b) below, the Board of Directors of the Company (the "Board of Directors") unanimously recommends that the stockholders of the Company reject the Offer.

     (b) BACKGROUND; REASONS FOR THE RECOMMENDATION. On March 12, 1997, the Company entered into an Agreement and Plan of Reorganization with Sylvan Learning Systems, Inc. ("Sylvan") pursuant to which stockholders of the Company would receive common stock of Sylvan in exchange for the common stock in the Company based on an exchange ratio of 0.58 shares of Sylvan common stock for each Share. On April 16, 1997, Harcourt announced that it would commence a cash tender offer for all of the Company's common stock at $19.50 per Share. Such price represented a premium of approximately 15.4% over the value of the Sylvan common stock to be issued in the Sylvan merger based upon the April 15, 1997 closing price of Sylvan's common stock. Subsequently, Harcourt indicated to the Company that it was prepared to increase its offer to $20.25 per Share in cash as part of an acquisition proposal. After further discussion and negotiation, Harcourt indicated its willingness to increase its offer to, but in no event more than, $21.00 per Share as part of an overall acquisition transaction, subject to being permitted to conduct confirmatory due diligence. The Board of Directors has authorized Harcourt to undertake such due diligence over the next week and Harcourt has entered into a confidentiality agreement. There can be no assurance that the discussions between the Company and Harcourt will lead to an acceptable transaction or that such transaction would be approved by the Board of Directors or the board of directors of Harcourt. Harcourt has indicated that if the negotiations are not successful, it intends to continue to offer to purchase all of the Company's Shares at $19.50 per Share. Based on the foregoing, the Board of Directors unanimously recommends that the stockholders reject the current Offer.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The Company has retained BZW, the investment banking division of Barclays Bank PLC, to act as financial adviser to the Board of Directors for the purpose of evaluating the fairness, from a financial point of view, of the consideration to be received by the Company's stockholders pursuant to the Offer. As compensation for BZW's services as financial adviser, the Company pays BZW a retainer fee of $30,000 per month and will pay BZW a transaction fee of $4,000,000 upon the consummation of a sale of all or substantially all of the Company's stock or assets. The monthly retainer fee will be credited against the transaction fee. In addition, the Company has agreed to reimburse BZW for all reasonable travel and other out-of-pocket expenses incurred by BZW in connection with its activities as financial adviser, regardless of whether any such sale is consummated. The Company has also agreed to indemnify BZW and certain related persons against certain liabilities and expenses in connection with its role as financial adviser.

     Except as disclosed herein, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other persons to make solicitations or recommendations to security holders on its behalf concerning the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) No transaction in the Shares has been effected during the past 60 days by the Company, or to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

     (b) To the best of the Company's knowledge, none of the executive officers, directors or affiliates of the Company presently intends to tender in the Offer any Shares over which he or she has dispositive power.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) Except as set forth in Items 3(b) or 4(b) above, the Company is not engaged in any negotiation in response to the Offer that relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as set forth in Items 3(b) or 4(b) above, there are no transactions, Board of Directors resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

     None.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

                                                                                     SEQUENTIALLY
    EXHIBIT                                                                            NUMBERED
    NUMBER                                  DESCRIPTION                                  PAGE
---------------  ------------------------------------------------------------------  ------------
Exhibit (a)(1)   Press Release, dated May 1, 1997, issued by National Education
                 Corporation.......................................................
Exhibit (a)(2)   President's Letter to the Stockholders, dated May 2, 1997.........
Exhibit (c)(1)   1986 Stock Option and Incentive Plan, as amended(1)...............     *
Exhibit (c)(2)   Amended and Restated 1990 Stock Option and Incentive Plan(2)......     *
Exhibit (c)(3)   Amended and Restated 1991 Directors' Stock Option and Award
                 Plan(3)...........................................................     *
Exhibit (c)(4)   National Education Corporation Supplemental Executive Retirement
                 Plan, as amended(4)...............................................     *
Exhibit (c)(5)   Supplemental Benefit Plan for Non-Employee Directors(5)...........     *
Exhibit (c)(6)   Executive Employment Agreement between National Education
                 Corporation and Sam Yau(6)........................................     *

---------------

 *  Incorporated by reference from a previously filed document.

(1) Incorporated by reference to Exhibit 10.17 filed with National Education Corporation's Annual Report on Form 10-K for the year ended December 31, 1997, filed April 1, 1991.

(2) Incorporated by reference to Exhibit "B" filed with National Education Corporation's Proxy Statement furnished in connection with the Annual Meeting of Stockholders held June 27, 1995, filed May 22, 1995.

(3) Incorporated by reference to Exhibit "A" filed with National Education Corporation's Proxy Statement furnished in connection with the Annual Meeting of Stockholders held June 27, 1995, filed May 22, 1995.

(4) Incorporated by reference to Exhibit 10.17 filed with National Education Corporation's Annual Report on Form 10-K for the year ended December 31, 1991, filed April 1, 1992.

(5) Incorporated by reference to Exhibit 10.18 filed with National Education Corporation's Annual Report on Form 10-K for the year ended December 31, 1991, filed April 1, 1992.

(6) Incorporated by reference to Exhibit 10.21 filed with National Education Corporation's Quarterly Report on Form 10-Q for the quarter ended March 31, 1995.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      NATIONAL EDUCATION CORPORATION

                                      By: /s/ PHILIP C. MAYNARD
                                         ---------------------------------------
                                         Name: Philip C. Maynard
                                         Title: Vice President, Secretary and
                                          General Counsel

Dated: May 2, 1997

                                   SCHEDULE I

     In considering the recommendation of the Board of Directors set forth in
Item 4(a) of the Schedule 14D-9 of which this Schedule I is a part, the Company's stockholders should be aware of material contracts, agreements, arrangements and understandings between the Company or its affiliates and its executive officers, directors or affiliates, which are described below (including, where applicable, a description of agreements and understandings relating to the proposed Sylvan merger) and which may present such persons with certain conflicts of interest regarding the Offer.

MERGER NOMINEES.

     Pursuant to the Sylvan merger agreement, Sylvan has nominated each of Sam Yau, Chief Executive Officer and President of the Company, Richard C. Blum, Chairman of Richard C. Blum and Associates, L.P., a merchant banking firm, and a director of the Company, and Michael R. Klein, a partner at the law firm of Wilmer, Cutler & Pickering and a director of the Company, for election to Sylvan's Board of Directors effective upon consummation of the Sylvan merger. In addition, upon consummation of such merger, Mr. Yau would serve as Co-Chief Executive Officer of the Company.

     As of the date of this Schedule 14D-9, the Company is not aware of Harcourt's intentions with respect to the possible retention of any or all of the Company's directors and executive officers following consummation of the Offer.

DIRECTORS' AND OFFICERS' INSURANCE; LIMITATION OF LIABILITY OF DIRECTORS AND OFFICERS.

     The Sylvan merger agreement requires the Company and Sylvan (the "Indemnifying Parties"), after the effective date of the Sylvan merger, to indemnify, defend and hold harmless, as and to the fullest extent permitted by law, each present and former director or officer of the Company and its subsidiaries (each, an "Indemnified Party") against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorneys' fees and expenses in advance of the final disposition of any claim, action, suit, proceeding or investigation of each Indemnified Party to the fullest extent permitted by law upon receipt of the undertaking from such Indemnified Party to repay such advanced expenses if it is finally and unappealably determined that such Indemnified Party was not entitled to such indemnification), judgments, fines and amounts paid in settlement with approval of the Indemnifying Parties (which such approval shall not be unreasonably withheld) of or in connection with any such claim, action, suit, proceeding or investigation based in whole or in part on or arising in whole or in part out of (i) his or her actions as such a director or officer or (ii) the Sylvan merger agreement or the transactions contemplated thereby. In the event of any such threatened or actual claim, action, suit, proceeding or investigation (whether arising before or after the effective date of the Sylvan merger), (i) the Indemnifying Parties shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received, and (ii) the Indemnifying Parties will use all reasonable efforts to assist in the defense of any such matter, provided that no settlement for which the Indemnified Parties would be liable will be effected without prior written consent (which would not be unreasonably withheld). The by-laws of the Company also provide for the indemnification of the Company's directors and officers to the fullest extent permitted by law.

     The Sylvan merger agreement requires that Sylvan shall, to the extent such insurance is available, cause the persons serving as officers and directors of the Company immediately prior to the effective date of the Sylvan merger to be covered for a period of five years from such effective date by the directors' and officers' liability insurance policy maintained by the Company (provided that Sylvan and the Company may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are not less advantageous to such directors and officers of the Company than the terms and conditions of such existing policy); provided, however, that the surviving corporation in the Sylvan merger would not be obligated to make annual premium payments for such insurance to the extent such annual premiums exceed 125% of the annual premiums payable in 1996 (on an annualized basis) by the Company for such insurance. The Sylvan merger agreement also provides that in the event Sylvan is not the surviving corporation of a merger or

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

consolidation with, or transfers all or substantially all of its assets to, another entity, Sylvan would make proper provisions so that its successors and assigns assume the foregoing indemnification and insurance obligations.

EMPLOYMENT ARRANGEMENTS.

     1. WITH MR. SAM YAU

     As of March 1, 1995, the Company entered into an Executive Employment Agreement with Mr. Sam Yau (the "Yau Agreement"), naming him President, Chief Executive Officer and a Director of the Company. The Yau Agreement provides for a term of three years at a base salary not less than $350,000 per year. (Mr. Yau's 1997 base salary is $367,000). Mr. Yau will be entitled to earn an annual bonus based upon achievement of financial goals established annually by the Compensation Committee of the Board of Directors. Mr. Yau's targeted bonus is 75% of his annual salary; however, Mr. Yau's bonus may be less or more than the targeted amount based on achievement of the established goals. Mr. Yau is also entitled to receive all Company benefits that historically have been made available to the Company's Chief Executive Officer. The Yau Agreement may be terminated at any time by the Company with or without cause; however, if the Company terminates the Yau Agreement without cause, or Mr. Yau is terminated following a change in control of the Company, Mr. Yau will be entitled to two years' continuation of base salary, bonus and benefits.

     As a condition to the Sylvan merger, Mr. Yau must enter into an employment agreement with Sylvan replacing the Yau Agreement. Mr. Yau's replacement employment agreement would provide for employment for a three-year period at an initial annual salary of $375,000, with customary non-compete and non-solicitation provisions extending for a certain period after termination of Mr. Yau's employment with Sylvan.

     2. WITH OTHER COMPANY EXECUTIVES

     The employment of Messrs. Keith Ogata, the Company's Vice President and Chief Financial Officer, and Philip C. Maynard, the Company's Vice President, Secretary and General Counsel, would terminate following a reasonable and mutually agreeable transition period after consummation of the Sylvan merger. Messrs. Ogata and Maynard have agreed to enter into agreements with Sylvan with respect to their provision of services during such transition period and continuation of certain of their benefits after the Sylvan merger.

     3. WITH PRESIDENTS OF COMPANY SUBSIDIARIES

     As a condition to the Sylvan merger, the respective presidents of ICS Learning Systems, Inc. ("ICS"), National Education Training Group, Inc. ("NETG") and Steck-Vaughn Publishing Corp. ("SVPC" and collectively with ICS and NETG, the "Company Subsidiaries"), must enter into employment agreements with Sylvan replacing their current employment arrangements with the Company. Messrs. Gary Keisling and Chuck Moran and Ms. Anita Kopec, the respective presidents of the Company Subsidiaries, have agreed to enter into employment agreements with Sylvan on terms satisfactory to such individuals and to Sylvan, including customary non-compete and non-solicitation provisions.

STOCK OPTION PLANS AND STOCK OPTIONS.

     1. COMPANY PLANS.

     Each of the four executive officers of the Company (Mr. David C. Jones, the Company's Chairman of the Board, and Messrs. Yau, Ogata and Maynard) hold certain options (the "Company Options") to purchase shares of common stock of the Company, par value $.01 per share (the "Company Common Stock"). Upon the consummation of the Sylvan merger, the Company stock option plans and the Company Options granted thereunder would be deemed to have been adopted by Sylvan and would continue as separate plans and options of Sylvan. Holders of the Company Options would be entitled to exercise such Company Options for a number of shares of common stock of Sylvan, par value $.01 per share (the "Sylvan Common Stock") equal to the product of (A) the number of shares of Company Common Stock underlying each such Company Option and (B) the applicable exchange ratio in the Sylvan merger. The per share exercise price of the options for Sylvan Common Stock would be equal in value to the exercise price set forth in the agreement pursuant to which the corresponding Company Option was granted divided by the applicable exchange ratio in the Sylvan

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merger. After the effective time of the Sylvan merger, no further grants would be made under any of the Company stock option plans.

     2. NETG PLANS.

     The stock option plans of NETG provide that upon a change of control of NEC all options granted pursuant to such plans shall immediately terminate. Sylvan has agreed that, from and after the effective time of the Sylvan merger, the then-outstanding options to purchase shares of NETG common stock and the related NETG stock option plans would continue and remain in full force and effect.

     3. SVPC PLANS.

     From and after the effective time of the Sylvan merger, the then-outstanding options to purchase shares of SVPC common stock and the related SVPC stock option plans would continue and remain in full force and effect.

     4. OPTIONS GRANTED IN CONNECTION WITH EMPLOYMENT.

     a. Grants to Mr. Yau.

     On March 17, 1995, Mr. Yau was granted options (the "Initial Options") to purchase 500,000 shares of Company Common Stock at the March 17, 1995 closing price of $3.00 per share. The Initial Options vest in 36 equal monthly installments commencing on June 1, 1995. In addition, for a period of 30 days commencing on May 8, 1995, Mr. Yau was granted an opportunity to purchase up to 240,000 shares of Company Common Stock at the March 17, 1995 closing price with a concomitant grant of options to Mr. Yau (the "Additional Options") to purchase two and one-half shares of Company Common Stock at the same $3.00 per share price for every share of Company Common Stock purchased during the 30-day period. Mr. Yau purchased all of the 240,000 shares of Company Common Stock offered to him and was granted Additional Options to purchase 600,000 shares of Company Common Stock at $3.00 per share. The Additional Options have all vested and remain exercisable through May 1, 2005.

     Upon the consummation of the Sylvan merger, the unvested portion of the Initial Options would vest. Accordingly, Mr. Yau would be entitled to exercise Initial Options for approximately 153,000 shares, which would not otherwise be exercisable until July 1, 1997, and monthly thereafter until May 1, 1998, all such options having an exercise price of $3.00 per share. Exercise of the Initial and Additional Options would be settled by delivery of Sylvan Common Stock in the same manner as the settlement of Company Options described above. As of the effective time of the Sylvan merger, Initial and Additional Options would have an estimated aggregate value of $15,751,000 (exclusive of the exercise price) assuming the agreed initial exchange ratio is applicable and assuming the per share value of Sylvan Common Stock at such time is $29.86. In addition, although still under discussion, in connection with Mr. Yau's employment by Sylvan after the Sylvan merger, Mr. Yau would be granted a long-term incentive compensation package, including stock options and the opportunity to be considered for further option awards and participation in other equity programs when and as other Sylvan executives are considered for and granted such option awards and other equity participation opportunities.

     b. Grants to Messrs. Ogata and Maynard.

     On July 25, 1995, Messrs. Ogata and Maynard purchased 30,000 and 20,000 shares, respectively, of Company Common Stock at the July 25, 1995 closing price of $5.25 per share, with a concomitant grant of options to each of them to purchase two shares of Company Common Stock for every one purchased share, at the price per share of $5.2875 (the average closing price of the Company Common Stock for the ten immediately preceding trading days). Such stock options have all vested and remain exercisable through July 26, 2005.

     The Company has granted other options to each of Messrs. Ogata and Maynard to purchase shares of Company Common Stock, as discussed in paragraph 4(c) below.

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

     c. Other Grants to Officers, Key Employees and Inside Directors.

     Executives and key employees, including employee-directors, of the Company are eligible to receive stock options and shares of restricted stock pursuant to the Company's Amended and Restated 1990 Stock Option and Incentive Plan. If the Company stockholders approve the Sylvan merger, upon such approval, all such outstanding awards would become immediately vested or otherwise free from restrictions in their entirety. Accordingly, immediately after stockholder approval of the Sylvan merger, plan participants would be entitled to exercise options to purchase approximately 965,390 shares of Company Common Stock (which would become options to purchase Sylvan Common Stock as described above) at a weighted average exercise price per share of $8.47. Absent accelerated vesting of such options, options to purchase 142,022, 339,755, 192,188, 174,015 and 57,410 shares of Company Common Stock would otherwise have become exercisable during calendar year 1997, 1998, 1999, 2000 and 2001, respectively. In the event the Sylvan merger is consummated, such options would be settled by delivery of Sylvan Common Stock in the same manner as described above regarding the Company Options.

     d. Grants to Outside Directors.

     Options to purchase an aggregate of 142,000 shares of Company Common Stock, at a weighted average exercise price per share of $7.76, have been granted to the Company's non-employee directors pursuant to the Company's Amended and Restated 1991 Directors' Stock Option and Award Plan. If the Company stockholders approve the Sylvan merger, upon such approval, all outstanding but unvested options granted under such plan (specifically, options to purchase 22,500 shares of Company Common Stock, having a weighted average exercise price per share of $14.16) would become immediately exercisable. In the event the Sylvan merger is consummated, such options would be settled by delivery of Sylvan Common Stock in the same manner as described above regarding the Company Options.

SEVERANCE BENEFITS.

     Pursuant to Company policy, in the event the employment of any of Messrs. Ogata, Maynard, Keisling and Moran and Ms. Kopec is terminated without cause or after a change of control of the Company, such executive officer is entitled to continuation of his or her salary and fringe benefits for one year or, at such executive officer's option, a lump sum payment equal to one year's salary.

SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN.

     The Company has in effect an unfunded Supplemental Executive Retirement Plan (the "SERP"), which provides for supplemental retirement income benefits as early as age 60 for certain of its current and former executive officers and Company Subsidiary presidents who have completed at least six years of credited service. Each of Messrs. Yau, Ogata and Maynard is a SERP participant. Each SERP participant is entitled to receive maximum lifetime retirement income benefits in the amount of 60% of average earnings (reduced by the amount of a participant's primary social security benefits), multiplied by the participant's credited service percentage under the SERP. The credited service percentage vests at a rate of 10% per year beginning with the sixth year of credited service and becomes fully vested after 15 years of credited service. As of February 28, 1997, the estimated years of credited service and credited service percentage for the current participating executive officers are as follows: Mr. Yau -- 1 year (0%), Mr. Ogata -- 11 years (60%) and Mr. Maynard -- 3 years (0%). In addition, the SERP provides for a death benefit of between two and three times the average earnings of a participant, and a surviving spouse and minor children also receive certain benefits under the SERP. The SERP also provides for disability benefits of up to 60% of a participant's average earnings.

     The SERP further provides that, if a participant's employment is terminated voluntarily or involuntarily within two years of a change of control of the Company ("Timely Termination"), such participant is entitled to accelerated vesting and payout of SERP benefits in a single lump sum. Such lump sum settlement shall be equal to the actuarial present value of full retirement benefits, assuming that (i) such participant's employment had continued to age 65, (ii) such participant's earnings had remained unchanged to age 65 and (iii) such participant was 65 for purposes of calculating social security benefits. For these purposes, earnings

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

are determined by using such participant's highest annual earnings during the three-year period prior to the change of control. Sylvan has agreed that, in the event of and upon consummation of the Sylvan merger, SERP participants would be entitled to accelerated vesting and payout of SERP benefits without Timely Termination, provided that (i) participants who remain employees after the Sylvan merger would be entitled to payment of SERP benefits, with interest from the effective date of the Sylvan merger, only upon termination of such participant's employment and (ii) no additional SERP benefits would accrue from and after the Sylvan merger. Estimated lump sum payments to which Messrs. Yau, Ogata and Maynard would be expected to be entitled are approximately $2,171,000, $805,000 and $586,000, respectively, and to which all SERP participants as a group would be expected to be entitled are $5,323,000.

DIRECTORS' FEES AND BENEFITS.

     In addition to certain immaterial fees, the Company pays each of its non-employee directors an annual fee of $15,000, payable in the form of Company Common Stock, valued at the fair market thereof. The Company also periodically grants to each eligible non-employee director option(s) to purchase shares of Company Common Stock pursuant to the Company's Amended and Restated 1991 Directors' Stock Option and Award Plan, as described above. Furthermore, subject to certain exceptions, the Company accrues a retirement benefit for each eligible non-employee director of the Company, pursuant to the Supplemental Benefit Plan for Non-Employee Directors, equal to the director's fees received for the given calendar year, subject to a maximum annual accrual of $25,000 for each year on and after 1991, and a maximum accrual of $15,000 for 1990 and prior years.

EFFECT OF CONSUMMATION OF THE OFFER.

     The consummation of the Offer would constitute a change in control for purposes of all of the employment agreements and benefit plans described above.

                                       I-5